                                                FILED PURSUANT TO RULE 424(b)(5)
                                                      REGISTRATION NO. 333-67706
PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED AUGUST 16, 2001)

                               12,500,000 SHARES

                                 [INKTOMI LOGO]

                              INKTOMI CORPORATION

                                  COMMON STOCK

                           -------------------------

       Inktomi Corporation is selling all of the shares. The shares are quoted on the Nasdaq National Market under the symbol "INKT." On October 30, 2001, the last reported sale price of our common stock on the Nasdaq National Market was $4.33 per share.

       INVESTING IN THE COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 3 OF THE ACCOMPANYING PROSPECTUS.

                           -------------------------

                                                          PER SHARE      TOTAL
                                                          ---------      -----
Public offering price...................................      $4.25   $53,125,000
Underwriting discount...................................      $.213    $2,662,500
Proceeds, before expenses, to Inktomi Corporation.......     $4.037   $50,462,500

       The underwriters may also purchase up to an additional 1,875,000 shares from Inktomi at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover overallotments.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

       The shares will be ready for delivery on or about November 5, 2001.

                           -------------------------

MERRILL LYNCH & CO.                                   THOMAS WEISEL PARTNERS LLC

                             ---------------------

          The date of this prospectus supplement is October 30, 2001.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----
Forward Looking Statements..................................     i
Prospectus Supplement Summary...............................   S-1
Use of Proceeds.............................................   S-4
Capitalization..............................................   S-5
Dilution....................................................   S-6
Ratio of Earnings to Cover Fixed Charges....................   S-6
Price Range of Common Stock.................................   S-7
Selected Consolidated Financial Data........................   S-8
Underwriting................................................   S-9
Legal Matters...............................................  S-11
Incorporation by Reference..................................  S-11

                                   PROSPECTUS

Summary.....................................................     1
Risk Factors................................................     3
Use of Proceeds.............................................    11
Ratio of Earnings to Cover Fixed Charges and Preferred
  Dividends.................................................    11
Description of Common Stock.................................    11
Description of Share Purchase Rights Plan...................    12
Description of Preferred Stock..............................    13
Description of the Depository Shares........................    13
Description of the Warrants.................................    16
Plan of Distribution........................................    17
Legal Matters...............................................    18
Independent Accountants.....................................    18
Where You Can Find More Information.........................    18

                             ----------------------

       You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

                           FORWARD-LOOKING STATEMENTS

       This prospectus supplement and the accompanying prospectus, and the other documents we incorporate by reference into this prospectus supplement and the accompanying prospectus, include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements may sometimes be identified by words such as "anticipate," "believe," "expect," "intend," "may," "will" and similar expressions. Forward-looking statements include, but are not limited to, those relating to the general direction of our business, including our Network Products and Portal Services businesses; our ability to successfully penetrate the enterprise market; our ability to introduce new products and services and enhance existing products and services to meet customer needs, particularly in the area of on-demand and live streaming media; our expected expenses for future periods; our ability to improve and restructure our sales and distribution capabilities; our focus on both domestic and international markets; our ability to develop and maintain productive relationships with providers of leading network technologies; the possibility of acquiring complementary businesses, products, services and technologies; and the conditions of markets that impact our business. Although we believe our plans, intentions and expectations reflected in these forward-looking statements are reasonable, we can give no assurance that these plans, intentions or expectations will be achieved. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained in this prospectus supplement and the accompanying prospectus. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth below under the heading "Risk Factors," beginning on page 3 of the accompanying prospectus, under the heading "Factors Affecting Operating Results" in the section captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K and most recent Quarterly Report on Form 10-Q, and in other reports filed with the Securities and Exchange Commission. These factors are not intended to represent a complete list of the general or specific factors that may affect us. Other factors, including general economic factors and business strategies, may have a significant effect on our business, financial condition, and results of operations. You should not rely on these forward-looking statements, which reflect our position as of the date of this prospectus supplement. We do not assume any obligation to revise forward-looking statements.

                         PROSPECTUS SUPPLEMENT SUMMARY

       The following summary contains basic information about the offering. This summary may not contain all of the information that is important to you. You should carefully read this entire document and the other documents we refer to for a more complete understanding of the offering. In addition, we incorporate important business and financial information into this prospectus supplement by reference. You may obtain the information incorporated by reference into this prospectus supplement without charge by following the instructions in the "Where You Can Find More Information" section of the accompanying prospectus. Unless otherwise indicated, the information in this prospectus supplement assumes that the underwriters' overallotment option has not been exercised.

                              INKTOMI CORPORATION

       Inktomi Corporation is a leading provider of scalable network infrastructure software. Inktomi develops, markets, licenses and supports a range of network infrastructure applications that enhance the performance and intelligence of large-scale networks, enabling enterprises and network service providers to publish, distribute, manage and retrieve content quickly and efficiently.

       Historically, sales to the Internet service provider market have comprised a substantial portion of our revenues. Since the introduction of our first network products in 1998, Internet portals, Internet service providers, content distribution networks and hosting providers have been an important and consistent customer base. We expect to continue to support and sell new products to this market and to pursue new service provider customers, particularly in the Asia-Pacific region, and we expect that revenues from these markets will continue to account for a significant percentage of our revenues.

       In response to the changing market environment for service providers in North America and Europe, we have recently refocused our business and sales strategies to provide our network products and search solutions to the enterprise market. Through acquisitions and internal development, we have created a portfolio of network infrastructure software products to address the content and information management and distribution requirements of large enterprises. In July 2001, we introduced several new products designed to further our enterprise software strategy and to provide enhanced solutions to our service provider customers. These products include Inktomi Media Publisher, Inktomi Traffic Core, Inktomi Traffic Edge, and Inktomi Traffic Controller.

       Our products such as Inktomi Enterprise Search and Inktomi Media Publisher can be purchased individually as low-cost, easily deployed solutions. In addition, Inktomi products are available through our OEM partners, who offer server-based appliances that embed our caching and streaming media products. For organizations with more complex requirements, we offer comprehensive end-to-end software solutions tailored to the requirements of the enterprise.

       We have also reorganized our sales organizations and modified our sales strategies in response to our changing business focus. We are actively marketing our infrastructure software solutions to new enterprise accounts as well as to our installed base of enterprise customers that have licensed Inktomi Enterprise Search and Inktomi Media Publisher. We have focused our sales force on establishing new relationships by offering our low-cost, high value applications as an entry point into the enterprise and then leveraging those relationships to offer our more comprehensive infrastructure applications and architecture. Finally, we recently combined our separate product sales forces for content networking and enterprise search into one, integrated sales force in which each salesperson is responsible for marketing and selling our complete product line.

       We believe that to market to a large number of enterprises, we will also need to access the existing enterprise relationships of our OEM partners though their substantial direct sales forces and distributor relationships. To date, we have entered OEM distribution agreements with Dell Computer Corporation, Compaq Computer Corporation, F5 Networks Corporation, Hewlett-Packard Company, and the 3Com Corporation. These distribution partners market and sell servers pre-loaded with our network caching and streaming media technologies.

       Compared with the service provider market, the enterprise market is in a relatively early stage with respect to its implementation of network infrastructure products such as those we offer. We cannot predict how the market for our enterprise solutions will develop, and part of our strategic challenge will be to convince enterprise customers of the cost benefits of our products. Our future revenues and revenue growth rates will depend in large part on our success in creating market acceptance of our enterprise solutions.

RECENT DEVELOPMENTS

       On October 18, 2001, we reported financial results for the fourth fiscal quarter and year ended September 30, 2001. Revenues for the quarter ended September 30, 2001 totaled $39.0 million as compared to revenues of $79.3 million for the quarter ended September 30, 2000. Revenues for the year ended September 30, 2001 totaled $198.6 million as compared to revenues of $224.2 million for the year ended September 30, 2000. In March 2001, we divested our commerce division, which accounted for approximately $7.1 million of revenues for the year ended September 30, 2001 and approximately $15.7 million of revenues for the year ended September 30, 2000.

       Net loss for the quarter ended September 30, 2001 was $45.0 million as compared to a net loss of $15.1 million in the quarter ended September 30, 2000. For the year ended September 30, 2001, we lost $296.5 million as compared to a loss of $27.3 million for the year ended September 30, 2000.

       Excluding results of operations from our divested commerce division, non-cash employee compensation charges, amortization of goodwill and certain one-time charges (including a charge for the write-down of intangible assets, the write-down of certain investments in equity securities, and restructuring costs), our net loss for the quarter ended September 30, 2001 would have been $16.5 million as compared to net income of $6.5 million for the quarter ended September 30, 2000. After excluding these items, our net loss for the year ended September 30, 2001 would have been $61.7 million, and our net income for the year ended September 30, 2000 would have been $8.5 million.

       Our network products business, comprised of solutions for network caching, content distribution and media broadcasting, contributed $21.0 million in revenue for the quarter ended September 30, 2001. Our search solutions business, which includes general web search and related services and enterprise search, contributed $18.0 million in revenue.

       We ended the quarter with $213.5 million in cash and short-term investments, of which $129.0 million is classified as long-term restricted cash. We used $16.2 million in cash and short-term investments in the quarter as compared to $42.1 million in the quarter ended June 30, 2001, reflecting cost control measures, working capital management, reduced headcount and the absence of non-recurring payments made in prior quarters. We also completed a recently announced restructuring and headcount reduction of approximately 18 percent of our workforce.
                             ----------------------

       Based in Foster City, California, we were incorporated in California in February 1996 and reincorporated in Delaware in February 1998. Our principal offices are located at 4100 E. Third Avenue, Foster City, California 94404. Our telephone number at this location is (650) 653-2800. Our World Wide Web site is located at www.inktomi.com. Information contained on our web site does not constitute part of this prospectus supplement or the accompanying prospectus. In the prospectus and this prospectus supplement, "Inktomi," "our," "us," "we" and similar expressions refer to Inktomi Corporation and its subsidiaries. Inktomi, Traffic Server, Content Delivery Suite, Traffic Core, Traffic Edge, Traffic Controller and the tri-colored cube logo are trademarks of Inktomi Corporation in the United States and in other countries. All other trademarks or trade names appearing herein are owned by their respective owners.

                        ABOUT THIS PROSPECTUS SUPPLEMENT

       This prospectus supplement is a supplement to the prospectus that is also part of this document. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf process, we may, over the two years following the date of the accompanying prospectus, sell any combination of securities described in the accompanying prospectus in one or more offerings, up to a total dollar amount of $115,000,000, of which this offering is a part. The accompanying prospectus provides you with a general description of the securities we may offer. This prospectus supplement provides you with specific information about the common stock we are selling in this offering. Both this prospectus supplement and the accompanying prospectus include important information about us and other information you should know before investing. This prospectus supplement also adds to, updates and changes information contained in the accompanying prospectus. You should read both this prospectus supplement and the accompanying prospectus, together with the additional information described under "Incorporation by Reference" on page S-11 of this prospectus supplement, before investing in our shares of common stock.

                                  THE OFFERING

Common stock offered by
Inktomi.......................   12,500,000 shares

Shares outstanding after the
offering......................   141,609,838 shares

Use of proceeds...............   We estimate that our net proceeds from this
                                 offering without exercise of the overallotment option will be approximately $50.0 million. We intend to use these net proceeds for:

                                 - general corporate purposes

                                 - working capital

                                 - A portion of the net proceeds from time to
                                   time for the acquisition of businesses,
                                   products and technologies

Risk factors..................   See "Risk Factors" and other information
                                 included in the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of the common stock.

Nasdaq National Market
symbol........................   INKT

     The number of shares outstanding after the offering excludes 32,071,535 shares reserved for issuance under our stock option and stock purchase plans, of which options to purchase 26,965,942 shares at a weighted average option price of $6.06 have been issued. This number assumes that the underwriters' overallotment option is not exercised. If the overallotment option is exercised in full, we will issue and sell an additional 1,875,000 shares.

                                USE OF PROCEEDS

       The net proceeds from our sale of 12,500,000 shares of common stock in the offering are estimated to be $50,012,500, and $57,581,875 if the underwriters' overallotment option is exercised in full, based on the public offering price of $4.25 per share, after deducting the underwriting discount and estimated offering expenses payable by Inktomi.

       We currently intend to use the net proceeds we receive from the offering for general corporate purposes and to meet working capital needs. We expect from time to time to evaluate the acquisition of businesses, products and technologies for which a portion of the net proceeds may be used. Pending such uses, we will invest the net proceeds in interest-bearing securities.

                                 CAPITALIZATION

       The following table sets forth our unaudited capitalization as of September 30, 2001 on an actual basis and an adjusted basis. The as adjusted column gives effect to our receipt of the net proceeds from the sale of 12,500,000 shares of common stock we are offering at the public offering price of $4.25 per share, after deducting the underwriting discount and estimated offering expenses. The outstanding share information in the table below excludes:

       - 32,071,535 shares of common stock reserved for issuance under our stock option and stock purchase plans, of which 26,965,942 shares are subject to outstanding options; and

       - 1,672,498 shares of common stock issuable upon exercise of outstanding warrants.

                                                                 SEPTEMBER 30, 2001
                                                              ------------------------
                                                               ACTUAL      AS ADJUSTED
                                                              ---------    -----------
                                                                   (IN THOUSANDS)
Cash and cash equivalents and short term investments........  $  84,513     $ 134,526
Long term restricted cash...................................    128,957       128,957
                                                              ---------     ---------
     Total cash and cash equivalents, short-term investments
      and long term restricted cash.........................    213,470       263,483
                                                              =========     =========
Debt and capital lease obligations, less current portion....  $   5,649     $   5,649
Stockholders' equity:
Preferred Stock: $0.001 par value; authorized shares:
  10,000,000; issued, outstanding and as adjusted shares:
  none......................................................         --            --
Common stock: $0.001 par value; authorized shares:
  1,500,000,000; issued and outstanding shares: 129,109,838,
  actual; 141,609,838, as adjusted..........................        129           142
Additional paid-in capital..................................    897,241       947,242
Deferred compensation and other.............................    (20,824)      (20,824)
Accumulated other comprehensive loss........................     (2,545)       (2,545)
Accumulated deficit.........................................   (402,020)     (402,020)
                                                              ---------     ---------
  Total stockholders' equity................................    471,981       521,995
                                                              ---------     ---------
     Total capitalization...................................  $ 477,630     $ 527,644
                                                              =========     =========

                                    DILUTION

       If you invest in our common stock, your interest will be diluted by an amount equal to the difference between the public offering price and the net tangible book value per common share after this offering. We calculate net tangible book value per common share by dividing the net tangible book value (total assets less intangible assets and total liabilities) by the number of outstanding common shares.

       Our net tangible book value as of September 30, 2001 was $218 million or approximately $1.69 per share. After the sale of the 12,500,000 shares of common stock offered by Inktomi at the public offering price of $4.25 per share and after deducting the underwriting discount and estimated offering expenses payable by us, our net tangible book value at September 30, 2001 would have been $268 million or approximately $1.89 per share. This represents an immediate increase in net tangible book value of $0.20 per share to existing shareholders and an immediate dilution of $2.36 per share to new investors in this offering. The following table illustrates this dilution on a per share basis:

         Initial price to public per share...........................            $ 4.25
                                                                                 ------
           Net tangible book value per share as of September 30,
              2001...................................................  $ 1.69
                                                                       ------
           Increase per share attributable to new investors..........    0.20
                                                                       ======
           Net tangible book value per share after the offering......              1.89
                                                                                 ------
         Dilution per share to new investors.........................            $ 2.36
                                                                                 ======

       The outstanding share information in the table above excludes:

       - 32,071,535 shares of common stock reserved for issuance under our stock option and stock purchase plans, of which 26,965,942 shares are subject to outstanding options; and

       - 1,672,498 shares of common stock issuable upon exercise of outstanding warrants.

                    RATIO OF EARNINGS TO COVER FIXED CHARGES

       As we have incurred losses in each of the periods presented below, we had insufficient earnings to cover fixed charges by the following amounts:

       FISCAL YEAR ENDED SEPTEMBER 30,           NINE MONTHS ENDED
----------------------------------------------       JUNE 30,
 1996     1997      1998      1999      2000           2001
------   -------   -------   -------   -------   -----------------
                          (IN THOUSANDS)
$3,431   $12,229   $29,915   $33,028   $23,814       $250,663

       Please refer to Exhibit 12.1 filed with the accompanying prospectus for additional information regarding the ratio of earnings to cover fixed charges.

                          PRICE RANGE OF COMMON STOCK

       Our common stock is listed on the Nasdaq National Market and trades under the symbol "INKT." The following table sets forth for the periods indicated the high and low composite per share closing sales prices as reported by the Nasdaq National Market. All stock prices have been restated to reflect a 2-for-1 stock split effected in the form of a 100% stock dividend to stockholders of record on December 14, 1999.

                                                               HIGH       LOW
                                                              -------    -----
FISCAL YEAR ENDED SEPTEMBER 30, 2002
  First quarter (through October 30, 2001)..................  $  6.04     2.70

FISCAL YEAR ENDED SEPTEMBER 30, 2001
  Fourth quarter............................................  $  9.17     2.25
  Third quarter.............................................    10.96     2.79
  Second quarter............................................    18.63     5.74
  First quarter.............................................   108.94    17.88

FISCAL YEAR ENDED SEPTEMBER 30, 2000
  Fourth quarter............................................  $139.00    98.31
  Third quarter.............................................   180.88    92.00
  Second quarter............................................   231.63    80.50
  First quarter.............................................   100.19    47.81

       On October 30, 2001, the last reported sale price of our common stock as reported on the Nasdaq National Market was $4.33 per share. As of October 29, 2001, there were approximately 1,312 holders of record of our common stock.

                      SELECTED CONSOLIDATED FINANCIAL DATA

       The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of Inktomi Corporation and the notes thereto in our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, and in other reports filed with the Securities and Exchange Commission and incorporated herein by reference. The historical results are not necessarily indicative of results to be expected for any future period.

                                                      NINE MONTHS
                                                         ENDED
                                                        JUNE 30,                      YEAR ENDED SEPTEMBER 30,
                                                  --------------------   ---------------------------------------------------
                                                    2001        2000       2000       1999       1998       1997      1996
                                                  ---------   --------   --------   --------   --------   --------   -------
                                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Total revenues..................................    159,549    144,896    224,217     73,503     21,335      5,853       530
Cost of revenues and operating expenses
  Cost of revenues, sales and marketing,
    research and development, and general and
    administrative..............................    231,373    163,953    244,056    110,012     50,745     18,082     3,961
  Acquisition-related costs.....................     19,497      3,999      3,999      1,110      1,018         --        --
  Purchased in-process research and
    development.................................        430         --      4,400         --         --         --        --
  Amortization of intangibles and other
    assets......................................     53,869         --     13,182         --         --         --        --
  Impairment of intangibles and other assets....     42,315         --         --         --         --         --        --
  Restructuring.................................      5,249         --         --         --         --         --        --
                                                  ---------   --------   --------   --------   --------   --------   -------
    Total cost of revenues and operating
      expenses..................................    352,733    167,952    265,637    111,122     51,763     18,082     3,961
                                                  ---------   --------   --------   --------   --------   --------   -------
Operating loss..................................   (193,184)   (23,056)   (41,420)   (37,619)   (30,428)   (12,229)   (3,431)
  Impairment of Investments.....................    (65,895)        --         --         --         --         --        --
Other income, net...............................      8,416     10,824     15,906      4,591        513       (180)     (104)
                                                  ---------   --------   --------   --------   --------   --------   -------
Pretax loss.....................................   (250,663)   (12,232)   (25,514)   (33,028)   (29,915)   (12,409)   (3,535)
Income tax provision............................       (793)        --     (1,826)        --         --         --        --
                                                  ---------   --------   --------   --------   --------   --------   -------
    Net loss....................................  $(251,456)  $(12,232)  $(27,340)  $(33,028)  $(29,915)  $(12,409)  $(3,535)
                                                  =========   ========   ========   ========   ========   ========   =======
Earnings per share..............................  $   (2.00)  $  (0.11)  $  (0.24)  $  (0.32)  $  (0.38)  $  (0.45)  $ (0.94)
                                                  =========   ========   ========   ========   ========   ========   =======
  Shares used in calculating basic & diluted net
    loss per share..............................    125,590    111,830    113,030    102,033     79,252     27,609     3,768
                                                  =========   ========   ========   ========   ========   ========   =======

                                                           JUNE 30,                          SEPTEMBER 30,
                                                      -------------------   ------------------------------------------------
                                                        2001       2000       2000       1999      1998      1997     1996
                                                      --------   --------   --------   --------   -------   ------   -------
                                                                                  (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents and short-term
  investments.......................................  $100,717   $300,066   $218,511   $304,214   $54,711   $7,921   $   416
Long term restricted cash...........................   128,957         --    119,616         --        --       --        --
Investments in equity securities....................     6,147    174,410    117,898      8,180        --       --        --
Working capital.....................................    27,869    260,852    165,328    298,764    40,949    3,428    (3,599)
Total assets........................................   625,564    610,312    919,256    385,337    78,946   16,606     2,521
Debt and capital lease obligations, less current
  portion...........................................     1,899      6,603      3,748      8,293     9,074    5,094        --
Total stockholders' equity..........................   515,109    511,055    803,062    343,867    50,184    5,700    (1,659)

-------------------------

       In September 1998, we acquired C2B Technologies, Inc. In April 1999, we acquired Impulse! Buy Network, Inc. In October 1999, we acquired WebSpective Software, Inc. In October 2000, we acquired FastForward Networks, Inc. Each of these transactions was accounted for as a pooling of interests. The selected consolidated financial data set forth above gives retroactive effect to all of these acquisitions.

                                  UNDERWRITING

       We intend to offer the shares through the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

                                                                NUMBER
             UNDERWRITER                                      OF SHARES
             -----------                                      ----------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................   8,125,000
Thomas Weisel Partners LLC..................................   4,375,000
                                                              ----------
            Total...........................................  12,500,000
                                                              ==========

       The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

       We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

       The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

       The underwriters have advised us that they propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $.11 per share. After the initial public offering, the public offering price and concession may be changed.

       The following table shows the public offering price, underwriting discount and proceeds before expenses to Inktomi. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

                                             PER SHARE   WITHOUT OPTION   WITH OPTION
                                             ---------   --------------   -----------
Public offering price......................      $4.25    $53,125,000     $61,093,750
Underwriting discount......................      $.213     $2,662,500      $3,061,875
Proceeds, before expenses, to Inktomi......     $4.037    $50,462,500     $58,031,875

       The expenses of the offering, not including the underwriting discount, are estimated at $450,000 and are payable by Inktomi.

OVERALLOTMENT OPTION

       We have granted an option to the underwriters to purchase up to 1,875,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

NO SALE OF SIMILAR SECURITIES

       We and our executive officers and directors have agreed, with exceptions, not to sell or transfer any common stock for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly

       - offer, pledge, sell or contract to sell any common stock,

       - sell any option or contract to purchase any common stock,

       - purchase any option or contract to sell any common stock,

       - grant any option, right or warrant for the sale of any common stock,

       - lend or otherwise dispose of or transfer any common stock,

       - request or demand that we file a registration statement related to the common stock, or

       - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

       This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

QUOTATION ON THE NASDAQ NATIONAL MARKET

       The shares are quoted on the Nasdaq National Market under the symbol "INKT."

PRICE STABILIZATION, SHORT POSITIONS

       Until the distribution of the shares is completed, Securities and Exchange Commission rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

       If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the underwriters may reduce that short position by purchasing shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the overallotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

       Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

PASSIVE MARKET MAKING

       In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934 during a period before the commencement of offers or sales of common stock and extending through the completion of distribution.

A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded.

OTHER RELATIONSHIPS

       The underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

       Thomas Weisel Partners LLC, one of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners has been named as a lead or co-manager on 161 completed transactions, and has acted as a syndicate member in an additional 146 public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us pursuant to the purchase agreement entered into in connection with this offering.

                                 LEGAL MATTERS

       The validity of the issuance of the securities offered by this prospectus supplement and the accompanying prospectus will be passed upon for Inktomi by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters in connection with the offering will be passed upon for the underwriters by Sidley Austin Brown & Wood, LLP, New York, New York.

                           INCORPORATION BY REFERENCE

       The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them. This means that we can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, and information that we file later with the Commission will automatically update and supersede this information.

       We incorporate by reference in this prospectus supplement the documents we indicate under "Where You Can Find More Information" on page 18 of the accompanying prospectus. We will provide to each person who so requests, including any beneficial owner to whom this prospectus supplement and the accompanying prospectus are delivered, a copy of these documents from us, at no cost, by contacting us at the address or telephone number provided in "Where You Can Find More Information" on page 18 of the accompanying prospectus.

       You should rely only on the information incorporated by reference or provided in this prospectus supplement or the accompanying prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of those documents.

PROSPECTUS

                                  $115,000,000

                                 [INKTOMI LOGO]
                              INKTOMI CORPORATION
                      BY THIS PROSPECTUS, WE MAY OFFER --

                                  COMMON STOCK
                                PREFERRED STOCK
                               DEPOSITARY SHARES
                                    WARRANTS

       THESE SECURITIES INVOLVE SUBSTANTIAL RISKS. SEE "RISK FACTORS" ON PAGE 3 FOR INFORMATION YOU SHOULD CONSIDER BEFORE BUYING THE SECURITIES.

       Our common stock is listed on the Nasdaq National Market under the symbol "INKT." On August 15, 2001, the last reported sale price of our common stock on the Nasdaq National Market was $5.10 per share.

                             ----------------------

       We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

                             ----------------------

       This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement.

                             ----------------------

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                    This prospectus is dated August 16, 2001

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Summary.....................................................    1
Risk Factors................................................    3
Use of Proceeds.............................................   11
Ratio Of Earnings to Cover Fixed Charges and Preferred
  Dividends.................................................   11
Description of Common Stock.................................   11
Description of Share Purchase Rights Plan...................   12
Description of Preferred Stock..............................   13
Description of the Depositary Shares........................   13
Description of the Warrants.................................   16
Plan of Distribution........................................   17
Legal Matters...............................................   18
Independent Accountants.....................................   18
Where You Can Find More Information.........................   18

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

       This prospectus, and the other documents we incorporate by reference into this prospectus, include forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements may sometimes be identified by words such as "anticipate," "believe," "expect," "intend," "may," "will" and similar expressions. Forward-looking statements include, but are not limited to, those relating to the general direction of our business, including our Network Products and Portal Services businesses; our ability to successfully enter new markets; our ability to introduce new products and services and enhance existing products and services to meet customer needs, particularly in the area of on-demand and live streaming media; our expected expenses for future periods; our ability to improve our sales and distribution capabilities; our focus on both domestic and international markets; our ability to develop and maintain productive relationships with providers of leading network technologies; the possibility of acquiring complementary businesses, products, services and technologies; and the conditions of markets that impact our business. Although we believe our plans, intentions and expectations reflected in these forward-looking statements are reasonable, we can give no assurance that these plans, intentions or expectations will be achieved. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained in this prospectus. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth below under the heading "Risk Factors," beginning on page 3 of this prospectus, under the heading "Factors Affecting Operating Results" in the section captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, and in other reports filed with the Securities and Exchange Commission. These factors are not intended to represent a complete list of the general or specific factors that may affect us. Other factors, including general economic factors and business strategies, may have a significant effect on our business, financial condition, and results of operations. You should not rely on these forward-looking statements, which reflect our position as of the date of this prospectus. We do not assume any obligation to revise forward-looking statements.

                                    SUMMARY

       This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf process, we may, over the next two years, sell any combination of securities described in this prospectus in one or more offerings, up to a total dollar amount of $115,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described below under the heading "Where You Can Find More Information."

INKTOMI CORPORATION

       Inktomi Corporation is a leading provider of scalable network infrastructure software. We develop, market, license and support a range of network infrastructure applications that enhance the performance and intelligence of large-scale networks for enterprises and network service providers by enabling them to publish, distribute, manage and retrieve content across wide area and local area networks. Our network infrastructure applications are divided into two broad categories: Network Products, comprised of industry leading solutions for network caching, content distribution, media broadcasting and media publishing; and Search Solutions, which include general Web search and related services, and enterprise search.

       Based in Foster City, California, we were incorporated in California in February 1996 and reincorporated in Delaware in February 1998. Our principal offices are located at 4100 E. Third Avenue, Foster City, California 94404. Our telephone number at this location is (650) 653-2800. Our World Wide Web site is located at www.inktomi.com. Information contained on our web site does not constitute part of this prospectus. In this report, "Inktomi," "our," "us," "we" and similar expressions refer to Inktomi Corporation and its subsidiaries. Inktomi, Traffic Server, Content Delivery Suite, Traffic Core, Traffic Edge, Traffic Controller and the tri-colored cube logo are trademarks of Inktomi Corporation in the United States and in other countries. All other trademarks or trade names appearing herein are owned by their respective owners.

THE SECURITIES WE MAY OFFER

       We may offer up to $115,000,000 of securities under this prospectus. These securities may consist of our common stock, preferred stock, depositary shares or warrants to purchase our common or preferred stock. A prospectus supplement, which we will provide to you each time we offer securities, will describe the specific amounts, prices and terms of these securities.

       We may sell the securities to or through underwriters, dealers or agents or directly to purchasers. We, as well as any agents acting on our behalf, reserve the sole right to accept and to reject in whole or in part any proposed purchase of securities. Each prospectus supplement will set forth the names of any underwriters, dealers or agents involved in the sale of the securities described in that prospectus supplement and any applicable fee, commission or discount arrangements with them.

COMMON STOCK

       We may offer our common stock, par value $0.001 per share. Each holder of common stock is entitled to one vote per share. The holders of our common stock have no preemptive rights or cumulative voting rights. Common stockholders are entitled to receive dividends declared by our board of directors out of funds legally available for the payment of dividends, subject to rights, if any, of preferred stockholders. We have never paid a cash dividend and do not anticipate paying any cash dividends for the foreseeable future.

PREFERRED STOCK AND DEPOSITARY SHARES

       We may issue preferred stock in one or more series and will determine any dividend, voting, and conversion rights and other provisions at the time of sale. We may also issue fractional shares of preferred stock that will be represented by depositary shares and depositary receipts.

WARRANTS

       We may issue warrants for the purchase of preferred stock or common stock. We may issue warrants independently or together with other securities.

                                  RISK FACTORS

       Before you invest in any of our securities, you should be aware of various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included or incorporated by reference in this prospectus and in the prospectus supplement, before you decide whether to purchase any of our securities. The risks set out below are not the only risks we face. Interested persons should carefully consider the risks described below in evaluating our company and its business, financial condition, and results of operations. Additional risks and uncertainties not presently known to us, or that we currently consider to be immaterial, may also impair our business and financial situation.

       If any of the following risks occur, our business, financial condition and results of operations could be materially adversely affected. In such case, the trading price of our securities could decline, and you may lose all or part of your investment.

OUR FUTURE GROWTH DEPENDS ON THE COMMERCIAL SUCCESS OF EACH OF OUR NETWORK PRODUCTS AND OUR ABILITY TO LEVERAGE THESE TECHNOLOGIES TO DEVELOP AND INTRODUCE NEW PRODUCTS FOR EMERGING MARKETS.

       Our future growth substantially depends on the commercial success of our Traffic Server network cache product, our Content Delivery Suite, our Media Products, and our recently introduced content networking applications. The markets for these products are in their early stages and we cannot be sure that our target customers will widely adopt and deploy these technologies throughout their networks. Demand for our products has fluctuated significantly over the past several quarters as our core telecommunications and network service provider customers and prospects have deferred and downsized purchases and as the Content Delivery Network market has declined. We expect this business environment to continue for the foreseeable future, and expect we will need to continue to modify and enhance our products for multiple market segments including in particular the enterprise market. In this connection, we recently introduced a suite of content networking applications which includes Traffic Core, Traffic Edge, Traffic Controller and Inktomi Media Publisher. We are targeting these new products primarily towards network service providers and large enterprise customers and we expect revenues from these products to be modest over the next several quarters. We cannot be sure we will be successful in our development efforts or that our products will gain market traction. Our future success substantially depends on our ability to generate substantial and sustained revenues from our existing Network Products and new content networking products in each of our market segments and substantially increase the number of new and repeat customer transactions.

DEMAND FOR OUR STREAMING MEDIA PRODUCTS IS DEPENDENT ON INCREASING AVAILABILITY OF MEDIA CONTENT ON NETWORKS, THE BUILD OUT OF BROADBAND CAPABILITIES AND THE ESTABLISHMENT OF PROFITABLE BUSINESS MODELS BY OUR CUSTOMERS, AMONG OTHER FACTORS, ALL WHICH ARE OUTSIDE OF OUR CONTROL.

       The streaming media market is in its early stages and sales of our Media products to date have been modest and fluctuated from quarter to quarter. The amount of appealing streaming content currently available is relatively limited. The amount of streaming content available over public networks and enterprise networks must increase substantially for our potential customers to justify their purchase of our Media Products. Our Media Products are complex which may limit their market acceptance and deployment. Growth in sales of our Media Products in the service provider space depends on the increased availability and usage of broadband access to the Internet. We cannot be sure that broadband access to the Internet will grow fast enough or be utilized by enough persons to create a sustainable marketplace for our Media Products. In addition, successful business models for the delivery of streaming media content must be developed in order for there to be sufficient demand for our Media Products in the service provider marketplace. As we focus on the enterprise content networking market, enterprises building out their content networks must realize the value of live and on-demand webcasts, training seminars and other media applications in order for our Media Products to be widely adopted. There can be no assurances that enterprises will adopt streaming or on-demand media solutions for the operation of their business or networks, or that our solutions will meet their requirements. Our Media products rely in part on continued access to third party technology that enables them to effectively recognize and stream media. Failure to maintain our current arrangements to use these third party technologies could adversely affect the appeal of our Media Products.

OUR BUSINESS WOULD BE HARMED IF CUSTOMERS CHOOSE NOT TO USE OR PROMOTE OUR WEB SEARCH SERVICES.

       Revenues from our Web search services result primarily from the number of end-user searches processed by our Search Engine. Our agreements with customers do not require them to direct end-users to our search services or to use our search services exclusively or at all. Accordingly, revenues from search services are highly dependent upon the willingness of customers to promote and use the search services we provide, the ability of our customers to attract end-users to their online services, the volume of end-user searches that are processed by our Search Engine, and the ability of customers to monetize traffic from their Web site search pages. Some of our customers have selected competing search and directory services to operate in combination with our services, which has reduced the number of queries available for us to serve and may erode future revenue growth opportunities. The technological barriers for customers to implement additional services or to replace our services are not substantial. The market for Internet search is maturing and many smaller and medium size portals are not profitable, suffer from declining revenue growth and have limited access to capital to fund operational needs. Many of our smaller search services customers have elected not to renew their contracts and our market opportunity from portals has become more limited. As a result, our Web search revenues are dependent on a relatively few number of major customers. In order for us to increase revenues from our Search Engine business, we will need to attract new customers, develop and deliver new search services, products and features to existing and future customers, establish deeper strategic relationships with our customers, and increase the adoption of our Index Connect and Search Submit services for content publishers.

WE MAY BE UNABLE TO GROW SALES OF OUR ENTERPRISE SEARCH PRODUCTS.

       The growth of our Portal Services revenue is dependent upon the growth of sales of our search software products to enterprises. Such revenues are derived from software license fees and fees derived from support and upgrades of such software. A number of factors could cause sales of our enterprise search products to slow or decline. We face intense competition from companies with more experience in the marketplace and who offer a broad set of products and services to our target customers. In addition, these companies have deeper strategic relationships and have established well developed channels to sell and distribute their products and services. We historically have sold our enterprise search products primarily at the departmental level within large enterprises, through a direct sales force. To expand our market opportunities, we will need to enhance our product and service offerings, effectively market our products as enterprise wide search and navigation solutions, and develop channel and licensing programs to extend our reach.

THE MARKETS IN WHICH WE OPERATE ARE HIGHLY COMPETITIVE AND RAPIDLY CHANGING AND WE MAY BE UNABLE TO COMPETE SUCCESSFULLY AGAINST NEW ENTRANTS AND ESTABLISHED COMPANIES WITH GREATER RESOURCES.

       We compete in markets that are new, intensely competitive, highly fragmented and rapidly changing. We have experienced and expect to continue to experience increased competition from current and potential competitors in each of our market segments, many of which are bringing new solutions to market, establishing technology alliances and OEM relationships with larger companies, and focusing on specific segments of our target markets. In some cases, our competitors are implementing aggressive pricing and other strategies that are focused in the short term on building customer bases, name recognition in the market and capturing market share. This may cause some price pressure on our products and services in the future.

       We directly compete against multiple companies with our Network Products, including Akamai, CacheFlow, Cisco Systems, InfoLibria, Microsoft, Netscape, Network Appliance, Novell, RealNetworks and Volera. We are aware of numerous other major software developers as well as smaller entrepreneurial companies that are focusing significant resources on developing and marketing products and services that will compete with our Network Products. We also believe that we may face competition from other providers of competing solutions to network infrastructure problems, including networking hardware and software manufacturers, traditional hardware manufacturers, telecommunications providers, cable TV/ communications providers, software database companies, and large diversified software and technology companies. Many of these companies provide or have announced their intentions to provide a range of software and hardware products based on Internet protocols and to compete in the broad Internet/intranet software market as well as in specific market segments in which we compete.

       We compete with a number of companies to provide Internet search and directory services and technology. In the Web services marketplace, our primary competitors include a variety of established and newer companies, including AltaVista, Ask Jeeves, FAST Search and Transfer, Google, Goto.com, LookSmart, Netscape Open Directory, Northern Light, and Yahoo. These companies and other competitors have focused on search result relevance, database size metrics and ease of use to differentiate their services. In the search software market, our primary competitors include AltaVista, Autonomy, Dataware, Excalibur, Fulcrum, Lotus, Microsoft and Verity. We also indirectly compete in this market with Oracle and other database vendors that offer information search and retrieval capabilities with their core database products, and Web platform companies such as Netscape. In addition, several large media and other Internet-based companies have made investments in, or acquired, Internet search engine companies and may seek to develop or customize their products and services to deliver to our target customers.

       Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements than we can. In addition, our current and potential competitors may bundle their products with other software or hardware, including operating systems, browsers and network hardware in a manner that may discourage users from purchasing products offered by us. Also, current and potential competitors have or may have greater name recognition, more extensive customer bases and access to proprietary content. Increased competition could result in price reductions, fewer customer orders, fewer search queries served, reduced gross margins and loss of market share.

THE NETWORK INFRASTRUCTURE MARKET IS RAPIDLY CHANGING AND WE MUST DEVELOP, ACQUIRE, AND INTRODUCE NEW PRODUCTS AND TECHNOLOGIES TO GROW OUR REVENUES AND REMAIN COMPETITIVE.

       The network infrastructure market is characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. The introduction of products embodying new technologies and the emergence of new industry standards could render our existing products obsolete. Our future success and revenue growth will depend upon our ability to develop, acquire and introduce a variety of new products and product enhancements to address the increasingly sophisticated needs of our customers, particularly in the content networking, wireless, and enterprise markets. We have experienced delays in releasing new products and product enhancements and may experience similar delays in the future. Material delays in introducing new products and enhancements may cause customers to forego purchases of our products or to purchase those of our competitors.

OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY, AND THESE FLUCTUATIONS MAY CAUSE OUR STOCK PRICE TO FALL.

       We expect that a significant portion of our future revenues will come from our Network Products. We further expect that these revenues will come from licenses to a relatively small number of customers. The volume and timing of orders are difficult to predict because the markets for our Network Products are in their early stages and the sales cycle varies substantially from customer to customer. In addition, many customers in our target markets are scrutinizing their capital spending budgets in light of the slowing economy, and other customers have limited access to capital to fund operational needs. These companies are shifting their buying patterns as a result, taking a more cautious and measured approach to their network build-out plans. Historically, customer orders during a quarter have consisted of a small number of multi-million dollar deals and several other smaller orders ranging from $0.1 million to $0.5 million. The cancellation, deferral or reduction of even a small number of licenses of any of our Network Products would reduce our expected revenues, which would adversely affect our quarterly financial performance. To the extent significant sales occur earlier than expected, operating results for later quarters may not compare favorably with operating results from earlier quarters.

       Our operating expenses are largely based on anticipated revenue trends and a high percentage of our expenses are fixed in the short term. Despite our recent workforce reduction, we expect to continue to make significant investments to develop and market products for the enterprise, wireless and content networking markets, broaden our customer support capabilities, develop new distribution channels, and fund greater levels of research and development. A delay in generating or recognizing revenue for the reasons already discussed or for any other reason could cause significant variations in our operating results from quarter-to-quarter and could result in substantial operating losses.

       Due to these factors, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is likely that in some future quarter, our operating results may be below the expectations of public market analysts or investors, and the price of our Common Stock may fall.

OUR FUTURE REVENUE GROWTH DEPENDS ON OUR ABILITY TO IMPROVE THE EFFECTIVENESS AND BREADTH OF OUR SALES, DISTRIBUTION AND SUPPORT ORGANIZATIONS.

       We will need to improve the effectiveness and breadth of our direct and indirect sales operations, both domestically and internationally, in order to increase market awareness and sales of our products. Our products and services require sophisticated sales efforts targeted at several people within our prospective customers' organizations. Competition for qualified sales personnel is intense, and we might not be able to hire the kind and number of sales personnel we are targeting. In addition, we will need to effectively train and educate our sales force if we are to be successful in selling into the enterprise market.

       Our future revenue growth is dependent upon establishing and maintaining productive relationships with a variety of distribution partners, including OEMs, resellers, systems integrators and joint marketing partners. We seek to sign up distribution partners that have a substantial amount of technical and marketing expertise. Even with this expertise, our distribution partners generally require a significant amount of training and support from us, and we anticipate that it will take the next few quarters before our distribution partners will develop the expertise and skills necessary to effectively sell our products. We may be adversely affected if our distribution partners fail to ship products in a timely manner or according to agreed upon schedules. In recent quarters we have focused our efforts on entering into OEM relationships with prominent network hardware providers. Several risks arise in connection with these relationships including conflicts with our other sales channels, unpredictable product support obligations and reliance on such third parties for sales results.

       Similarly, the complexity of our products and the difficulty of installing them require highly trained customer service and support personnel. We currently have a relatively small customer service and support organization and will need to continue to train our staff to support new customers, new product lines, the expanding needs of existing customers and the internationalization of our business. Competition for customer service and support personnel is intense in our industry due to the limited number of people available with the necessary technical skills and understanding of the relevant industries including the Internet, telecommunications and commerce.

THE LOSS OF A KEY CUSTOMER COULD ADVERSELY AFFECT OUR REVENUES AND BE PERCEIVED AS A LOSS OF MOMENTUM IN OUR BUSINESS.

       We have generated a substantial portion of our historical revenues from a limited number of customers. We expect that a small number of customers will continue to account for a substantial portion of revenues for the foreseeable future. As a result, if we lose a major customer for any reason, including non-renewal of a customer contract or a failure to meet performance requirements, or in the case of our Search Engine business if there is a decline in usage of any customer's search service, our revenues would be adversely affected. Our potential customers and public market analysts or investors may perceive any such loss as a loss of momentum in our business, which may adversely affect future opportunities to sell our products and services and cause our stock price to decline. We cannot be sure that customers that have accounted for significant revenues in past periods, individually or as a group, will continue to generate revenues in any future period.

IF WE ARE UNABLE TO MAINTAIN OUR RELATIONSHIPS WITH CUSTOMERS AND THE COMPANIES THAT SUPPLY AND DISTRIBUTE OUR PRODUCTS, WE MAY HAVE DIFFICULTY SELLING OUR PRODUCTS AND SERVICES.

       We believe that our success in penetrating our target markets depends in part on our ability to develop and maintain strategic relationships with key hardware and software vendors, Internet technology and service providers, distribution partners and customers. We believe these relationships are important in order to validate our technology, facilitate broad market acceptance of our products, enhance our product and service offering, and expand our sales, marketing and distribution capabilities. If we are unable to develop these key relationships or maintain and enhance existing relationships, particularly in the areas of streaming audio and video, our Traffic Server product and our new products for the content networking market, we may have difficulty selling our products and services.

       We have from time to time licensed components from others such as reporting functions and security features and incorporated them into our products and services. If these licensed components are not maintained, it could impair the functionality of our products and services and require us to obtain alternative products from other sources or to develop this software internally. In either case, this could involve costs and delays as well as diversion of engineering resources.

THE GLOBAL WIRELESS INTERNET SPACE IS A NEW MARKET, AND WE CANNOT BE CERTAIN THAT OUR ENTRY INTO THIS MARKET WILL BE SUCCESSFUL.

       We have been engaged in significant research and development for developing technology for the wireless marketplace. Our current product is focused on accelerating data delivery across wireless networks. The market for new wireless products and services is in an early stage of development and is rapidly evolving. The current market for wireless products and services is in flux both nationally and internationally. Our target customers, the wireless service providers, are deferring and delaying the introduction of new services and products which is likely to slow revenue generation from our wireless product. In addition, we have limited experience in the wireless market and cannot be certain that the market will develop in such a manner as to provide us with substantial revenue-generating opportunities. Several companies are developing products and services targeted to the wireless space, many of which are ahead of us in development and implementation. We expect competition to be intense. To facilitate our entry into the wireless space, we will need to modify our products and services, establish and manage strategic alliances with a variety of companies including wireless operators, content providers, hardware manufacturers and integrated service vendors, and hire new management, technical sales and other personnel. We cannot be certain that our entry into the wireless space will be successful.

THE LEGAL ENVIRONMENT IN WHICH WE OPERATE IS UNCERTAIN AND CLAIMS AGAINST US COULD CAUSE OUR BUSINESS TO SUFFER.

       Our products and services operate in part by making copies of material available on the Internet and other networks and making this material available to end-users from a central location or local systems. In addition, our Portal Services technology systems collect end-user information, which we use to deliver services to our customers and our customers use to deliver services to their users. This creates the potential for claims to be made against us (either directly or through contractual indemnification provisions with customers) for defamation, negligence, copyright or trademark infringement, personal injury, invasion of privacy or under other legal theories based on the nature, content, copying, dissemination, collection or use of these materials. These claims have been threatened against us from time to time and have been brought, and sometimes successfully pressed, against online service providers. It is also possible that if any information provided through any of our Portal Services or facilitated by our Network Products contains errors, third parties could make claims against us for losses incurred in reliance on this information. Although we carry general liability insurance, our insurance may not cover potential claims of this type or be adequate to protect us from all liability that may be imposed.

INTERNET-RELATED LAWS COULD ADVERSELY AFFECT OUR BUSINESS.

       Laws and regulations that apply to communications and commerce over the Internet are becoming more prevalent. The United States Congress has enacted Internet laws regarding children's privacy, copyrights, taxation and the transmission of sexually explicit material. The European Union has enacted its own privacy regulations as well as legislation governing e-commerce, copyrights and caching. The law of the Internet, however, remains largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet. In addition, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business online. The adoption, implementation or modification of laws and regulations relating to the Internet, or interpretations of existing law, could adversely affect our business.

WE HAVE CONTINUING OBLIGATIONS RELATED TO OUR RECENTLY DIVESTED COMMERCE DIVISION THAT MAY ADVERSELY AFFECT OUR FUTURE FINANCIAL RESULTS.

       In connection with the sale of our Commerce Division in March 2001, we assigned certain contracts to the acquirer, e-centives, Inc. Should a claim originate out of one these assigned contracts for a matter arising prior to the assignment, we may be obligated to indemnify e-centives for such claim. Such indemnification would involve expending management and financial resources to resolve the claim. In addition, certain customer contracts related to the Commerce Division were not assigned to e-centives. We are still obligated to provide the products and services to the customers under these contracts. We expect to expend financial and management resources to either fulfill or eliminate the obligations under these contracts. We also may incur unforeseen expenses as we continue to separate out and transition certain information technology infrastructure, sales and support methods and contract management functions.

ANY ACQUISITIONS WE MAKE COULD ADVERSELY AFFECT OUR OPERATIONS OR FINANCIAL RESULTS.

       We have purchased six companies since September 1998 and may invest in or acquire complementary companies, products and technologies in the future. If we buy a company, we could have difficulty in assimilating that company's personnel and operations and maintaining acceptable standards, controls, procedures and policies. In addition, the key personnel of the acquired company may decide not to work for us. Also, we could have difficulty in integrating the acquired technology or products into our operations. There could be potential unknown liabilities associated with the purchased company. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. Furthermore, we may have to incur debt or issue equity securities to pay for any future acquisitions, the issuance of which could be dilutive to our stockholders.

WE MAY NOT BE ABLE TO RECRUIT AND RETAIN THE PERSONNEL WE NEED TO SUCCEED.

       Our primary asset is the intellectual capabilities of our employees. We are therefore dependent on recruiting and retaining a strong team of personnel across all functional areas. Competition for these individuals is intense, and we may not be able to attract or retain the highly qualified personnel necessary for our success. Our employment relationships are generally at-will. We have had key employees leave us in the past and we can make no assurance that one or more will not leave us in the future. If any of our key employees were to leave us, we could face substantial difficulty in hiring qualified successors and could experience a loss in productivity while any such successor obtains the necessary training and experience. Many of our key employees have reached or will soon reach the four-year anniversary of their hiring date and will be fully vested in their initial stock option grants. While our key employees are typically granted additional stock options to provide additional incentive to remain with us, the initial option grant is typically the largest and an employee may be more likely to leave us upon completion of the vesting period for the initial option grant. In light of current market conditions, we may undertake programs to retain our employees that may be viewed as dilutive to our shareholders. We do not have key person life insurance policies covering any of our employees other than our Chief Executive Officer.

OUR EFFORTS TO INCREASE OUR PRESENCE IN MARKETS OUTSIDE OF THE UNITED STATES MAY BE UNSUCCESSFUL AND COULD RESULT IN LOSSES.

       We market and sell our products in the United States and internationally, principally Europe and Asia. Historically, the percentage of sales to customers located outside of the United States has varied substantially, reflecting the early stage build-out of our international operations. We have limited experience in developing localized versions of our products and marketing and distributing our products internationally. In addition, other inherent risks may apply to international markets and operations, including:

       - the impact of recessions in economies outside the United States;

       - greater difficulty in accounts receivable collection and longer collection periods;

       - unexpected changes in regulatory requirements;

       - difficulties and costs of staffing and managing foreign operations;

       - potentially adverse tax consequences; and

       - political and economic instability.

       We also have limited experience operating in foreign countries and managing multiple offices with facilities and personnel in disparate locations. We may not be able to manage our resources effectively, coordinate our efforts, supervise and train our personnel or otherwise successfully manage our resources. The laws and cultural requirements in foreign countries can vary significantly from those in the United States. The inability to integrate our business in these jurisdictions and to address cultural differences may adversely affect the success of our international operations.

INTELLECTUAL PROPERTY CLAIMS AGAINST US COULD CAUSE OUR BUSINESS TO SUFFER.

       Substantial litigation regarding intellectual property rights exists in the software industry. We expect that software products may be increasingly vulnerable to third party infringement claims as the number of competitors in our industry segments grows, the functionality of products in different industry segments overlaps, and more business method patents are submitted to and issued by patent authorities. We believe that many companies have filed or intend to file patent applications covering aspects of their technology that they may claim our technology infringes. Some of these companies have sent copies of their patents to us for informational purposes. We cannot be sure that these parties will not make a claim of infringement against us with respect to our products and technology. Any claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, and could cause product shipment delays or require us to reengineer our products or enter into royalty or licensing agreements. Reengineering a particular product, however, may not be possible or practical. Similarly, these royalty or licensing agreements, if required, may not be available on acceptable terms, if at all.

ANTI-TAKEOVER PROVISIONS CONTAINED IN OUR CHARTER AND UNDER DELAWARE LAW COULD IMPAIR A TAKEOVER ATTEMPT.

       We are subject to the provisions of Section 203 of the Delaware General Corporation Law prohibiting, under some circumstances, publicly held Delaware corporations from engaging in business combinations with some stockholders for a specified period of time without the approval of the holders of substantially all of our outstanding voting stock. Such provisions could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving us, even if such events could be beneficial, in the short term, to the interests of the stockholders. In addition, such provisions could limit the price that some investors might be willing to pay in the future for shares of our Common Stock. These provisions, in addition to provisions contained in our charter, may have the effect of deterring hostile takeovers or delaying changes in our control or management.

OUR STOCK PRICE IS VOLATILE

       The market price of our Common Stock has been and may continue to be subject to wide fluctuations. Our stock price may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, announcements of technological innovations or new products and media properties by us or our competitors, announcements of technological alliances and partnerships, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable, and news reports relating to trends in our markets. In addition, the stock market in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our stock, regardless of our operating performance. In the past, companies that have experienced volatility in the market price of their stock have been the subjects of securities class action litigation. If we were the subject of securities class action litigation, it could result in substantial costs and a diversion of management's attention and resources.

                                USE OF PROCEEDS

       Unless otherwise indicated in the prospectus supplement, the net proceeds from the sale of securities offered by this prospectus will be used for general corporate purposes, including capital expenditures and to meet working capital needs. We expect from time to time to evaluate the acquisition of businesses, products and technologies for which a portion of the net proceeds may be used. Pending such uses, we will invest the net proceeds in interest-bearing securities.

        RATIO OF EARNINGS TO COVER FIXED CHARGES AND PREFERRED DIVIDENDS

       As we have incurred losses in each of the periods presented below, we had insufficient earnings to cover fixed charges and preferred dividends, if any, by the following amounts:

                                    NINE MONTHS
 FISCAL YEAR ENDED SEPTEMBER 30,       ENDED
---------------------------------    JUNE 30,
  1998        1999        2000         2001
---------   ---------   ---------   -----------
 $29,915     $33,028     $23,814     $250,663

       Please refer to Exhibit 12.1 filed with this prospectus for additional information regarding the ratio of earnings to cover fixed charges and preferred dividends, if any.

                          DESCRIPTION OF COMMON STOCK

       Our certificate of incorporation authorizes us to issue up to 1,500,000,000 shares of common stock, $0.001 par value. As of August 1, 2001, there were approximately 129,060,741 shares of our common stock issued and outstanding.

       The holders of shares of our common stock are entitled to one vote per share on all matters to be voted on by stockholders. Each holder of common stock is entitled to one vote per share. Upon any liquidation, dissolution or winding up of our business, the holders of common stock are entitled to share equally in all assets available for distribution after payment of all liabilities and provision for liquidation preference of shares of preferred stock then outstanding. The holders of common stock have no preemptive rights and no rights to convert their common stock into any other securities. There are also no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are fully paid and nonassessable. Holders of common stock are entitled to receive dividends declared by the Board of Directors, out of funds legally available for the payment of dividends, subject to the rights of holders of any then-outstanding shares of preferred stock. We have never paid a cash dividend, however, and do not anticipate paying cash dividends for the foreseeable future.

       The transfer agent and registrar for our common stock is Wells Fargo Bank Minnesota.

ANTI-TAKEOVER EFFECTS OF DELAWARE LAW

       We are subject to the provisions of Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless:

                (1) prior to such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder's becoming an interested stockholder,

                (2) upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned:

                - by persons who are directors and also officers, and

                - by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

                (3) at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

       Section 203 defines "business combination" to include:

                (1) any merger or consolidation involving the corporation and the interested stockholder,

                (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder,

                (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder,

                (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder, or

                (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

       In general, Section 203 defines an "interested stockholder" as any entity or person who or which beneficially owns (or within three years did own) 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

       The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

                   DESCRIPTION OF SHARE PURCHASE RIGHTS PLAN

       On June 30, 2000, our board of directors adopted a share purchase rights plan, commonly known as a "poison pill." Pursuant to our rights plan, our board of directors declared a dividend of one right to purchase one one-thousandth share of our series A participating preferred stock for each outstanding share of common stock. The rights are triggered and become exercisable upon the acquisition of or offer to acquire at least 15% of our common stock then outstanding. The rights plan is designed to protect and maximize the value of the outstanding equity interests in Inktomi in the event of an unsolicited attempt by an acquirer to take over Inktomi in a manner or on terms not approved by our board of directors. Takeover attempts frequently include coercive tactics to deprive the board of directors and its stockholders of any real opportunity to determine the destiny of the company. The rights plan has been declared by our board of directors in order to deter such tactics, including a gradual accumulation of shares in the open market of 15% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares. The rights plan is not intended to, and will not, prevent our takeover.

       Our Form 8-A, filed on August 11, 2000 and incorporated in this prospectus by reference, contains a more detailed summary of the principal terms of the rights plan.

                         DESCRIPTION OF PREFERRED STOCK

       Our certificate of incorporation authorizes us to issue up to 10,000,000 shares of preferred stock in one or more series. As of August 1, 2001, we did not have any outstanding shares of preferred stock or options to purchase preferred stock (other than the rights to purchase shares of our series A participating preferred stock which were granted in connection with the share purchase rights plan described above). Our board of directors, however, has the authority, without stockholder consent, subject to certain limitations imposed by law or our bylaws, to issue one or more series of preferred stock at any time. The rights, preferences and restrictions of the preferred stock of each series will be fixed by the certificate of designations relating to each series. In connection with the adoption of the rights plan, we filed a certificate of designation that designated 310,000 shares of our authorized preferred stock as series A participating preferred stock. A prospectus supplement relating to each such series will specify the terms of the preferred stock as determined by our board of directors, including the following:

       - the number of shares in any series,

       - the designation for any series by number, letter or title that shall distinguish the series from any other series of preferred stock,

       - the dividend rate and whether dividends on that series of preferred stock will be cumulative, noncumulative or partially cumulative,

       - the voting rights of that series of preferred stock, if any,

       - the conversion provisions applicable to that series of preferred stock,

       - the redemption or sinking fund provisions applicable to that series of preferred stock, if any,

       - the liquidation preference per share of that series of preferred stock, if any, and

       - the terms of any other preferences or rights, if any, applicable to that series of preferred stock.

       We will describe the specific terms of a particular series of preferred stock in the prospectus supplement relating to that series. In the event we issue shares of preferred stock, however, you should refer to the applicable certificate of designation that we will file with the Delaware Secretary of State and the Securities and Exchange Commission for a more complete description of the rights, privileges, and preferences of the security. The prospectus supplement may also contain a description of any material U.S. federal income tax consequences relating to the preferred stock.

       Although it has no present intention to do so, our board of directors, without stockholder approval, may issue preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of common stock. If we issue preferred stock, it may have the effect of delaying, deferring or preventing a change of control.

       Our share purchase rights plan, described above, as well as certain provisions of our restated certificate of incorporation and bylaws, may have the effect of preventing, discouraging or delaying any change in control. The authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to obtain control of us. There are also a substantial number of authorized but unissued shares of our common stock that could be issued for similar purposes.

                      DESCRIPTION OF THE DEPOSITARY SHARES

       At our option, we may elect to offer fractional shares of preferred stock, rather than full shares of preferred stock. If we do, we will issue to the public receipts for depositary shares and each of these depositary shares will represent a fraction of a share of a particular series of preferred stock, as specified in the applicable prospectus supplement. Each owner of a depositary share will be entitled, in proportion to the applicable fractional interest in shares of preferred stock underlying that depositary share, to all rights and preferences of the preferred stock underlying that depositary share. These rights may include dividend, voting, redemption and liquidation rights.

       The shares of preferred stock underlying the depositary shares will be deposited with a bank or trust company selected by us to act as depositary, under a deposit agreement between us, the depositary and the holders of the depositary receipts. The depositary will be the transfer agent, registrar and dividend disbursing agent for the depositary shares.

       The depositary shares will be evidenced by depositary receipts issued pursuant to the depositary agreement. Holders of depositary receipts will agree to be bound by the deposit agreement, which requires holders to take certain actions such as filing proof of residence and paying certain charges.

       If we issue any depository shares, for a more complete description of their terms, you should refer to the forms of the deposit agreement, our certificate of incorporation and the certificate of amendment for the applicable series of preferred stock that are, or will be, filed with the Securities and Exchange Commission.

DIVIDENDS

       The depositary will distribute all cash dividends or other cash distributions received in respect of the series of preferred stock underlying the depositary shares to the record holders of depositary receipts in proportion to the number of depositary shares owned by those holders on the relevant record date, which will be the same date as the record date for the preferred stock.

       In the event of a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary receipts that are entitled to receive the distribution, unless the depositary determines that it is not feasible to make the distribution. If this occurs, the depositary, with our approval, may adopt another method for the distribution, including selling the property and distributing the net proceeds to the holders.

LIQUIDATION PREFERENCE

       If a series of preferred stock underlying the depositary shares has a liquidation preference, in the event of the voluntary or involuntary liquidation, dissolution or winding up of Inktomi, holders of depositary shares will be entitled to receive the fraction of the liquidation preference accorded each share of the applicable series of preferred stock, as set forth in the applicable prospectus supplement.

REDEMPTION

       If a series of preferred stock underlying the depositary shares is subject to redemption, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of the preferred stock held by the depositary. If we redeem any preferred stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the preferred stock so redeemed. The depositary will mail the notice of redemption to the record holders of the depositary receipts promptly upon receiving the notice from us and fewer than 20 or more than 60 days, unless otherwise provided in the applicable prospectus supplement, prior to the date fixed for redemption of the preferred stock.

VOTING

       Upon receipt of notice of any meeting at which the holders of preferred stock are entitled to vote, the depositary will mail the information contained in the notice of meeting to the record holders of the depositary receipts underlying the preferred stock. Each record holder of those depositary receipts on the record date will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of preferred stock underlying that holder's depositary shares. The record date for the depositary will be the same date as the record date for the preferred stock. The depositary will try, as far as practicable, to vote the preferred stock underlying the depositary shares in accordance with such instructions, and we will agree to take all action which may be deemed necessary by the depositary in order to enable the depositary to do so. The depositary will not vote the preferred stock to the extent that it does not receive specific instructions from the holders of depositary receipts.

WITHDRAWAL OF PREFERRED STOCK

       Owners of depositary shares are entitled, upon surrender of depositary receipts at the principal office of the depositary and payment of any unpaid amount due to the depositary, to receive the number of whole shares of preferred stock underlying the depositary shares. Partial shares of preferred stock will not be issued. Holders of preferred stock will not be entitled to deposit the shares under the deposit agreement or to receive depositary receipts evidencing depositary shares for the preferred stock.

AMENDMENT AND TERMINATION OF DEPOSIT AGREEMENT

       The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may be amended at any time and from time to time by agreement between us and the depositary. However, any amendment which materially and adversely alters the rights of the holders of depositary shares, other than fee changes, will not be effective unless the amendment has been approved by at least a majority of the depositary shares then outstanding. The deposit agreement may be terminated by the depositary or us only if:

       - all outstanding depositary shares have been redeemed, or

       - there has been a final distribution of the preferred stock in connection with our dissolution and such distribution has been made to all the holders of depositary shares.

CHARGES OF DEPOSITARY

       We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangement. We will also pay charges of the depositary in connection with the initial deposit of the preferred stock, the initial issuance of the depositary shares, any redemption of the preferred stock, and all withdrawals of preferred stock by owners of depositary shares. Holders of depositary receipts will pay transfer, income and other taxes and governmental charges and other specified charges as provided in the deposit agreement for their accounts. The depositary may refuse to transfer depositary shares, withhold dividends and distributions and sell the depositary shares evidenced by the depositary receipt if the charges have not been paid.

MISCELLANEOUS

       The depositary will forward to the holders of depositary receipts all reports and communications we deliver to the depositary that we are required to furnish to the holders of the preferred stock. In addition, the depositary will make available for inspection by holders of depositary receipts at the principal office of the depositary, and at such other places as it may from time to time deem advisable, any reports and communications we deliver to the depositary as the holder of preferred stock.

       Neither the depositary nor Inktomi will be liable if either of the depositary or Inktomi is prevented or delayed by law or any circumstance beyond our control in performing our respective obligations under the deposit agreement. Our obligations and the depositary's obligations will be limited to the performance in good faith of our respective duties under the deposit agreement. Neither the depositary nor Inktomi will be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. Inktomi and the depositary may rely on written advice of counsel or accountants, on information provided by holders of depositary receipts or other persons believed in good faith to be competent to give such information, and on documents believed to be genuine and to have been signed or presented by the proper party or parties.

RESIGNATION AND REMOVAL OF DEPOSITARY

       The depositary may resign at any time by delivering a notice to us of its election to do so. We may remove the depositary at any time. Any such resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of such appointment. The successor depositary must be appointed within 60 days after delivery of the notice for resignation or removal and must be a bank and trust company having its principal office in the United States of America and having a combined capital and surplus of at least $150,000,000.

FEDERAL INCOME TAX CONSEQUENCES

       Owners of the depositary shares will be treated for Federal income tax purposes as if they were owners of the preferred stock underlying the depositary shares. As a result, owners will be entitled to take into account for Federal income tax purposes and deductions to which they would be entitled if they were holders of such preferred stock. No gain or loss will be recognized for Federal income tax purposes upon the withdrawal of preferred stock in exchange for depositary shares. The tax basis of each share of preferred stock to an exchanging owner of depositary shares will, upon such exchange, be the same as the aggregate tax basis of the depositary shares exchanged. The holding period for preferred stock in the hands of an exchanging owner of depositary shares will include the period during which such person owned such depositary shares.

                          DESCRIPTION OF THE WARRANTS

       We may issue warrants for the purchase of preferred stock or common stock. Warrants may be issued independently or together with preferred stock or common stock and may be attached to or separate from any offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not have any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. This summary of certain provisions of the warrants is not complete. For the complete terms of a particular series of warrants, you should refer to the prospectus supplement for that series of warrants.

       The prospectus supplement relating to a particular series of warrants to purchase our common stock or preferred stock will describe the terms of the warrants, including the following:

       - the title of the warrants,

       - the offering price for the warrants, if any,

       - the aggregate number of the warrants,

       - the designation and terms of the common stock or preferred stock that may be purchased upon exercise of the warrants,

       - if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each security,

       - if applicable, the date from and after which the warrants and any securities issued with the warrants will be separately transferable,

       - the number of shares of common stock or preferred stock that may be purchased upon exercise of a warrant and the price at which such shares may be purchased upon exercise,

       - the dates on which the right to exercise the warrants shall commence and expire,

       - if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time,

       - the currency or currency units in which the offering price, if any, and the exercise price are payable,

       - if applicable, a discussion of material United States Federal income tax considerations,

       - the antidilution provisions of the warrants, if any,

       - the redemption or call provisions, if any, applicable to the warrants, and

       - any additional terms of the warrants, including terms, procedures, and limitations relating to the exchange, exercise and settlement of the warrants.

       Holders of equity warrants will not be entitled, by virtue of being such holders, to vote, consent, receive dividends, receive notice as stockholders with respect to any meeting of stockholders for the election of our directors or any other matter, or to exercise any rights whatsoever as our stockholders.

       The exercise price payable and the number of shares of common stock or preferred stock purchasable upon exercise of each equity warrant will be subject to adjustment in certain events, including the issuance of a stock dividend to holders of common stock or preferred stock or a stock split, reverse stock split, combination, subdivision or reclassification of common stock or preferred stock.

                              PLAN OF DISTRIBUTION

       We may sell the securities:

       - through one or more underwriters or dealers,

       - directly to purchasers,

       - through agents, or

       - through a combination of any of these methods of sale.

       We may distribute the securities:

       - from time to time in one or more transactions at a fixed price or prices, which may be changed from time to time,

       - at market prices prevailing at the times of sale,

       - at prices related to such prevailing market prices, or

       - at negotiated prices.

       We will describe the method of distribution of each series of securities in the applicable prospectus supplement.

       We may determine the price or other terms of the securities offered under this prospectus by use of an electronic auction. We will describe how any auction will determine the price or any other terms, how potential investors may participate in the auction and the nature of the obligations of the underwriter, dealer or agent in the applicable prospectus supplement.

       Underwriters, dealers or agents may receive compensation in the form of discounts, concessions or commissions from us or our purchasers (as their agents in connection with the sale of securities). These underwriters, dealers or agents may be considered to be underwriters under the Securities Act. As a result, discounts, commissions, or profits on resale received by the underwriters, dealers or agents may be treated as underwriting discounts and commissions. Each prospectus supplement will identify any such underwriter, dealer or agent, and describe any compensation received by them from us. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

       Underwriters, dealers and agents may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments made by the underwriters, dealers or agents, under agreements between us and the underwriters, dealers and agents.

       We may grant underwriters who participate in the distribution of securities an option to purchase additional securities to cover over-allotments, if any, in connection with the distribution.

       Some securities which we may issue under this prospectus may be new issues of securities with no established trading market. Underwriters involved in the public offering and sale of these series of securities may make a market in the securities. However, they are not obligated to make a market and may discontinue market making activity at any time. No assurance can be given as to the liquidity of the trading market for any securities.

       Underwriters or agents and their associates may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

                                 LEGAL MATTERS

       Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, will pass upon the validity of the issuance of the securities offered by this prospectus.

                            INDEPENDENT ACCOUNTANTS

       The financial statements as of September 30, 2000 and 1999 and for each of the three years in the period ended September 30, 2000 incorporated in this prospectus by reference to the Current Report on Form 8-K dated August 16, 2001 of Inktomi, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

       We file reports, proxy statements and other information with the Securities and Exchange Commission, in accordance with the Securities Exchange Act of 1934.

Public Reference Room                  Chicago Regional Office
450 Fifth Street, N.W.                 Citicorp Center
Room 1024                              500 West Madison Street
Washington, D.C. 20549                 Suite 1400
1-800-SEC-0330                         Chicago, Illinois 60661-2511

       Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the Commission are available to the public over the Internet at the Commission's World Wide Web site at http://www.sec.gov.

       The Commission allows us to "incorporate by reference" the information that we file with them. This means that we can disclose important information to you in this prospectus by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information.

       We incorporate by reference in this prospectus the documents listed below and any future filings made by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is complete:

       - Annual Report on Form 10-K for the fiscal year ended September 30,
         2000;

       - Amended Annual Report on Form 10K/A for the fiscal year ended September 30, 2000;

       - Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2000;

       - Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001;

       - Quarterly Report on Form 10-Q for the fiscal quarter ended June 30,
         2001;

       - Current Report on Form 8-K, filed November 8, 2000;

       - Amended Current Report on Form 8-K/A, filed January 9, 2001;

       - Current Report on Form 8-K, filed January 12, 2001;

       - Amended Current Report on Form 8-K/A, filed March 13, 2001;

       - Current Report on Form 8-K, filed April 12, 2001;

       - Current Report on Form 8-K, filed August 16, 2001;

       - Form 8-A12G, filed August 11, 2000;

       - Form 8-A12G, filed May 22, 1998.

       We will provide to each person who so requests, including any beneficial owner to whom a prospectus is delivered, a copy of these filings. You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

      Timothy Stevens
      Senior Vice President of Business Affairs and General Counsel Inktomi Corporation
      4100 E. Third Avenue
      Foster City, CA 94404
      (650) 653-2800

       You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               12,500,000 SHARES

                                 [INKTOMI LOGO]

                                  COMMON STOCK

                      -----------------------------------

                             PROSPECTUS SUPPLEMENT
                      -----------------------------------

                              MERRILL LYNCH & CO.

                           THOMAS WEISEL PARTNERS LLC

                                OCTOBER 30, 2001

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------